FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/30/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2018 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: October 30, 2018

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2018 Results

Luxembourg, October 30, 2018 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2018.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars (USD) and metric tons.

Summary of Third Quarter 2018 Results

	3Q 2018	2Q 2018 [1]		3Q 2017

Steel Shipments (tons)	3,143,000	3,322,000	-5%	3,070,000	2%
Iron Ore Shipments (tons)	914,000	916,000	0%	938,000	-3%
Net Sales (USD million)	2,903.0	2,936.2	-1%	2,535.0	15%
Operating Income (USD million)	689.3	563.1	22%	349.8	97%
EBITDA[2] (USD million)	831.7	712.4	17%	466.1	78%
EBITDA Margin (% of net sales)	28.6%	24.3%		18.4%
EBITDA per Ton[3] (USD)	264.6	214.5		151.8
Income Tax Expense (USD million)	(75.9)	(189.6)		(103.8)
Net Income (USD million)	523.4	304.2		232.7
Equity Holders' Net Income (USD million)	488.5	305.9		194.9
Earnings per ADS[4] (USD)	2.49	1.56		0.99

•	EBITDA of USD831.7 million, 17% higher sequentially, with higher EBITDA margin and lower shipments.

•	Earnings per ADS of USD2.49, an increase of USD0.93 per ADS.

•	Free cash flow in the third quarter 2018 of USD340.0 million after capital expenditures of USD116.5 million.

Ternium’s operating income in the third quarter 2018 was USD689.3 million, a USD126.2 million increase compared to operating income in the second quarter 2018 mainly due to a USD40 increase in steel revenue per ton and a USD13 decrease in the steel segment’s operating cost per ton5 , partially offset by lower steel shipments. The company's shipments were 179,000 tons lower sequentially as a result of a 196,000 tons decrease in Mexico and a 58,000 tons decrease in the Southern Region, partially offset by an increase of 76,000 tons in Other Markets.

Compared to the third quarter 2017, the company’s operating income in the third quarter 2018 increased USD339.5 million, due mainly to a 73,000-ton increase in shipments, an USD89 increase in steel revenue per ton and a USD16 decrease in the steel segment’s operating cost per ton. The increase in shipments mainly reflected the consolidation of Ternium Brasil as from September 2017, partially offset by lower demand for steel products in the Southern Region and Mexico. Revenue per ton increased mainly as a result of higher realized prices in Mexico and Other Markets, partially offset by lower revenue per ton in the Southern Region.

The company’s net income in the third quarter 2018 was USD523.4 million, compared to USD304.2 million in the second quarter 2018. The USD219.1 million increase in net income was mainly due to the above-mentioned higher operating income and a lower effective tax rate, partially offset by higher net financial expenses. Significant changes in the value of the Mexican peso versus the US dollar (appreciation of 6% in the third quarter 2018 compared to depreciation of 8% in the previous quarter) produced sequential fluctuations in the effective tax rate due to changes on deferred taxes.

Relative to the prior-year-period, net income in the third quarter 2018 increased USD290.6 million, mainly due to higher operating income and lower effective tax rate (mostly as a result of the effect of foreign exchange rate fluctuations), partially offset by higher net financial expenses.

Summary of First Nine Months of 2018 Results

	9M 2018	9M 2017

Steel Shipments (tons)	9,987,000	8,186,000	22%
Iron Ore Shipments (tons)	2,759,000	2,676,000	3%
Net Sales (USD million)	8,551.9	6,932.8	23%
Operating Income (USD million)	1,701.0	1,106.8	54%
EBITDA (USD million)	2,144.9	1,428.8	50%
EBITDA Margin (% of net sales)	25.1%	20.6%
EBITDA per Ton (USD)	214.8	174.5
Net Income (USD million)	1,210.8	824.9
Equity Holders' Net Income (USD million)	1,137.4	706.0
Earnings per ADS (USD)	5.79	3.60

•	EBITDA[6] of USD2.1 billion in the first nine months of 2018, a 50% year-over-year increase mainly as a result of higher EBITDA per ton and higher shipments.

•	Earnings per ADS of USD5.79, a year-over-year increase of USD2.20 per ADS.

•	Capital expenditures of USD344.4 million, up from USD282.9 million in the first nine months of 2017.

•	Net debt position of USD2.1 billion at the end of September 2018, down from USD2.7 billion at the end of December 2017 and equivalent to 0.8 times net debt to last twelve months EBITDA.

Operating income in the first nine months of 2018 was USD1.7 billion, a USD594.2 million increase compared to operating income in the first nine months of 2017 mainly due to a 1.8 million-ton increase in steel shipments, stable steel revenue per ton and a USD24 lower steel operating cost per ton. The increase in volume was mainly a result of the increase in Other Market's shipments, due to the consolidation of Ternium Brasil's slab sales since September 2017. Cost per ton decreased mainly reflecting higher integration in our operations and lower semi-fixed costs, partially offset by higher purchased slab costs.

Net income in the first nine months of 2018 was USD1.2 billion, compared to net income of USD824.9 million in the first nine months of 2017. The USD385.9 million increase in the year-over-year comparison was mainly due to higher operating income, partially offset by higher net financial expenses and slightly higher effective tax rate mostly as a result of the effect of foreign exchange rate fluctuations.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in a suitable general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period. As previously anticipated, Ternium applied IAS 29 as from July 1, 2018 to the financial reporting of its subsidiaries and associates located in Argentina, and adjusted accordingly the previously reported figures for the first and second quarters of 2018.

Outlook

Ternium expects EBITDA to remain healthy in the fourth quarter 2018, although lower than the record level reported in the third quarter of the year. The company anticipates a slight sequential decrease of steel shipments in a seasonally weak quarter, including a reduction of slab sales to third parties mainly due to lower shipments to the United States and higher internal sales.

In Mexico, industrial markets continue showing steady demand, while commercial markets, usually driven by construction activity, remain weak. The company anticipates sequentially lower revenue per ton in the country in the fourth quarter 2018, reflecting a decrease of steel prices over the last three months. Ternium also expects cost per ton to rise sequentially at its Mexican subsidiary, as higher prices of previously purchased slabs gradually flow through cost of sales.

In Argentina, financial market volatility and high interest rates continue to have a negative impact on the industrial sector’s production rates and in construction activity and, consequently, in steel demand. These macroeconomic events, together with a value chain destocking process caused by the high financing costs, will affect the level of steel shipments in the country in the fourth quarter 2018.

Analysis of Third Quarter 2018 Results

Net gain attributable to Ternium’s equity owners in the third quarter 2018 was USD488.5 million, compared to net gain attributable to Ternium’s equity owners of USD194.9 million in the third quarter 2017. Including non-controlling interest, net gain for the third quarter 2018 was USD523.4 million, compared to net gain of USD232.7 million in the third quarter 2017. Earnings per ADS in the third quarter 2018 were USD2.49, compared to earnings per ADS of USD0.99 in the third quarter 2017.
Net sales in the third quarter 2018 were USD2.9 billion, or 15% higher than net sales in the third quarter 2017. The following table outlines Ternium’s consolidated net sales for the third quarter 2018 and the third quarter 2017:

	Net Sales (million USD)
	3Q 2018	3Q 2017	Dif.
Mexico	1,518.4	1,348.6	13%
Southern Region	415.8	618.8	-33%
Other Markets	865.8	495.4	75%
Total steel products net sales	2,800.0	2,462.8	14%
Other products[1]	102.8	72.2	42%
Steel segment net sales	2,902.8	2,535.0	15%

Mining segment net sales	66.6	84.3	-21%
Intersegment eliminations	(66.4)	(84.3)
Net sales	2,903.0	2,535.0	15%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD2.0 billion in the third quarter 2018, an increase of USD40.2 million compared to the third quarter 2017. This was principally due to a USD30.7 million, or 2%, increase in raw material and consumables used, mainly reflecting a 2% increase in steel shipment volumes and higher purchased slabs, scrap and zinc costs; and to a USD9.5 million increase in other costs, mainly including a USD21.7 million increase in depreciation of property, plant and equipment, a USD10.1 million increase in services and fees, partially offset by a USD10.3 million decrease in maintenance expenses, a USD5.5 million decrease in labor costs and a USD3.1 million decrease in amortization of intangible assets.

Selling, General & Administrative (SG&A) expenses in the third quarter 2018 were USD206.0 million, or 7.1% of net sales, a decrease of USD5.3 million compared to SG&A expenses in the third quarter 2017.

Operating income in the third quarter 2018 was USD689.3 million, or 23.7% of net sales, compared to operating income of USD349.8 million, or 13.8% of net sales in the third quarter 2017. The following table outlines Ternium’s operating income by segment for the third quarter 2018 and third quarter 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2018	3Q 2017	3Q 2018	3Q 2017	3Q 2018	3Q 2017	3Q 2018	3Q 2017
Net Sales	2,902.8	2,535.0	66.6	84.3	(66.4)	(84.3)	2,903.0	2,535.0
Cost of sales	(2,014.8)	(2,007.4)	(62.2)	(54.6)	64.4	89.5	(2,012.6)	(1,972.5)
SG&A expenses	(202.7)	(207.4)	(3.3)	(3.9)	—	—	(206.0)	(211.2)
Other operating income (expense), net	4.7	(1.9)	0.1	0.5	—	—	4.8	(1.5)
Operating income (expense)	690.1	318.3	1.2	26.3	(2.1)	5.3	689.3	349.8

EBITDA	819.9	421.4	13.9	39.4	(2.1)	5.3	831.7	466.1

Steel reporting segment

The steel segment’s operating income was USD690.1 million in the third quarter 2018, an increase of USD371.8 million compared to the third quarter 2017, reflecting higher net sales, partially offset by slightly higher operating costs.

Net sales of steel products in the third quarter 2018 increased 14% compared to the third quarter 2017, reflecting a higher revenue per ton and a 73,000-ton increase in shipments. Revenue per ton increased 11%, mainly as a result of higher realized steel prices in Other Markets and Mexico, partially offset by a lower price in the Southern Region. Shipments increased 2% year-over-year mainly as a result of higher volumes in Other Markets due to the consolidation of Ternium Brasil in 2018 (which started in September 2017), partially offset by lower shipments in the Southern Region and Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	3Q 2018	3Q 2017	Dif.	3Q 2018	3Q 2017	Dif.	3Q 2018	3Q 2017	Dif.
Mexico	1,518.4	1,348.6	13%	1,525.2	1,625.0	(6)%	995	830	20%
Southern Region	415.8	618.8	(33)%	546.5	666.3	(18)%	761	929	(18)%
Other Markets	865.8	495.4	75%	1,071.3	778.8	38%	808	636	27%

Total steel products	2,800.0	2,462.8	14%	3,143.0	3,070.2	2%	891	802	11%
Other products[1]	102.8	72.2	42%

Steel segment	2,902.8	2,535.0	15%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost remained stable due to a 2% decrease in cost per ton, offset by the above mentioned 2% increase in shipments.

Mining reporting segment

The mining segment’s operating income was USD1.2 million in the third quarter 2018, compared to USD26.3 million in the third quarter 2017, mainly reflecting lower iron ore sales and higher operating costs.

Mining products net sales in the third quarter 2018 decreased USD17.6 million, mainly as a result of a 19% decrease in revenue per ton and 3% lower shipments.

	Mining segment
	3Q 2018	3Q 2017	Dif.
Net Sales (million USD)	66.6	84.3	-21%
Shipments (thousand tons)	914.5	938.3	-3%
Revenue per ton (USD/ton)	73	90	-19%

Operating cost increased 12% year-over-year, mainly due to an increase of 15% in operating cost per ton, partially offset by the above-mentioned 3% decrease in shipments.

EBITDA in the third quarter 2018 was USD831.7 million, or 28.6% of net sales, compared to USD466.1 million, or 18.4% of net sales, in the third quarter 2017.

Net financial results were a USD112.6 million loss in the third quarter 2018, compared to a USD28.8 million loss in the third quarter 2017. During the third quarter 2018, Ternium’s net financial interest results totaled a loss of USD31.7 million, compared to a loss of USD24.0 million in the third quarter 2017.

Net foreign exchange results were a loss of USD99.0 million in the third quarter 2018 compared to a loss of USD5.8 million in the third quarter 2017. The net loss in the third quarter 2018 was mainly due to the negative non-cash impact of the Argentine peso’s 30% depreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency) and the negative impact of the Mexican peso's 6% appreciation against the US dollar on a net short local currency position in Ternium's Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results was a USD29.4 million loss in the third quarter 2018 compared to a USD2.8 million gain in the third quarter 2017. The loss in the third quarter 2018 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of USD49.7 million as a result of the application of IAS 29 from 2018.

Equity in results of non-consolidated companies was a gain of USD22.6 million in the third quarter 2018, compared to a gain of USD15.5 million in the third quarter 2017 mainly due to better results from Ternium's investment in Usiminas.

Income tax expense in the third quarter 2018 was USD75.9 million, or 13% of income before income tax expense, compared to an income tax expense of USD103.8 million in the third quarter 2017, or 31% of income before income tax expense. The unusually low effective tax rate in the third quarter 2018 was mainly the result of the non-cash gain on deferred taxes due to the 6% appreciation of the Mexican peso against the U.S. dollar, which increases, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the third quarter 2018 was USD34.8 million, compared to net gain of USD37.8 million in the same period in 2017.

Analysis of First Nine Months of 2018 Results

Net income attributable to Ternium’s equity owners in the first nine months of 2018 was USD1.1 billion, compared to USD706.0 million in the first nine months of 2017. Including non-controlling interest, net income for the first nine months of 2018 was USD1.2 billion, compared to net income of USD824.9 million in the first nine months of 2017. Earnings per ADS in the first nine months of 2018 were USD5.79, compared to earnings of USD3.60 in the first nine months of 2017.
Net sales in the first nine months of 2018 were USD8.6 billion, 23% higher than net sales in the first nine months of 2017. The following table outlines Ternium’s consolidated net sales for the first nine months of 2018 and the first nine months of 2017:

	Net Sales (million USD)
	9M 2018	9M 2017	Dif.
Mexico	4,691.1	4,072.6	15%
Southern Region	1,198.6	1,693.7	(29)%
Other Markets	2,367.1	990.2	139%
Total steel products net sales	8,256.8	6,756.4	22%
Other products[1]	294.2	176.3	67%
Steel segment net sales	8,551.0	6,932.8	23%

Mining segment net sales	210.1	202.4	4%
Intersegment eliminations	(209.1)	(202.4)
Net sales	8,551.9	6,932.8	23%
[1]The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD6.2 billion in the first nine months of 2018, an increase of USD1.0 billion compared to the first nine months of 2017. This was principally due to a USD810.5 million, or 20%, increase in raw material and consumables used, mainly reflecting a 22% increase in steel shipments and to a USD169.0 million increase in other costs, mainly including a USD78.5 million increase in depreciation of property, plant and equipment, a USD44.8 million increase in services and fees, a USD32.3 million increase in maintenance expenses and a USD31.7 million increase in labor cost, partially offset by a USD9.3 million decrease in amortization of intangible assets.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2018 were USD644.4 million, or 7.5% of net sales, an increase of USD71.8 million compared to SG&A expenses in the first nine months of 2017 mainly due to the consolidation of Ternium Brasil and related transactions in 2018 (which started in September 2017).

Other net operating income in the first nine months of 2018 was a USD5.1 million gain, compared to a USD21.3 million loss in the first nine months of 2017 mainly related to a donation for the construction of the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income in the first nine months of 2018 was USD1.7 billion, or 19.9% of net sales, compared to operating income of USD1.1 billion, or 16.0% of net sales, in the first nine months of 2017. The following table outlines Ternium’s operating income by segment for the first nine months of 2018 and the first nine months of 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017
Net Sales	8,551.0	6,932.8	210.1	202.4	(209.1)	(202.4)	8,551.9	6,932.8
Cost of sales	(6,255.0)	(5,281.9)	(170.0)	(156.9)	213.3	206.8	(6,211.6)	(5,232.1)
SG&A expenses	(632.4)	(563.5)	(12.0)	(9.1)	—	—	(644.4)	(572.6)
Other operating income (expense), net	4.4	(22.1)	0.7	0.8	—	—	5.1	(21.3)
Operating income (expense)	1,667.9	1,065.3	28.9	37.2	4.2	4.4	1,701.0	1,106.8

EBITDA	2,071.8	1,350.8	68.9	73.6	4.2	4.4	2,144.9	1,428.8

Steel reporting segment

The steel segment’s operating income was USD1.7 billion in the first nine months of 2018, an increase of USD602.7 million compared to the operating income in the first nine months of 2017, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in the first nine months of 2018 increased 22% compared to the first nine months of 2017, reflecting a 1.8 million-ton increase in shipments. Shipments increased 22% year-over-year mainly due to higher shipments in Other Markets mostly due to the consolidation of Ternium Brasil in 2018 (which started in September 2017). Revenue per ton in the first nine months of 2018 remained stable compared to the same period last year as a result of higher steel prices in Ternium Mexico and in Other Markets, offset by lower revenue per ton in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	9M 2018	9M 2017	Dif.	9M 2018	9M 2017	Dif.	9M 2018	9M 2017	Dif.
Mexico	4,691.1	4,072.6	15%	5,021.5	5,008.4	0%	934	813	15%
Southern Region	1,198.6	1,693.7	(29)%	1,796.0	1,810.8	(1)%	667	935	(29)%
Other Markets	2,367.1	990.2	139%	3,170.0	1,366.5	132%	747	725	3%

Total steel products	8,256.8	6,756.4	22%	9,987.5	8,185.8	22%	827	825	0%
Other products[1]	294.2	176.3	67%

Steel segment	8,551.0	6,932.8	23%
[1] The item “Other products” primarily includes includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 18% due to the above-mentioned 22% increase in shipment volumes partially offset by a 3% decrease in operating cost per ton.

Mining reporting segment

The mining segment’s operating income was a gain of USD28.9 million in the first nine months of 2018, compared to a gain of USD37.2 million in the first nine months of 2017, reflecting higher iron ore sales partially offset by higher operating cost.

Net sales of mining products in the first nine months of 2018 were 4% higher than those in the first nine months of 2017, reflecting 3% higher shipments and 1% higher revenue per ton and.

	Mining segment
	9M 2018	9M 2017	Dif.
Net Sales (million USD)	210.1	202.4	4%
Shipments (thousand tons)	2,759.3	2,676.3	3%
Revenue per ton (USD/ton)	76	76	1%

Operating cost increased 10% year-over-year mainly due to the above -mentioned 3% increase in shipment volumes and a 6% increase in operating cost per ton.

EBITDA in the first nine months of 2018 was USD2.1 billion, or 25.1% of net sales, compared with USD1.4 billion, or 20.6% of net sales, in the first nine months of 2017.

Net financial results were USD244.9 million loss in the first nine months of 2018, compared to USD135.8 million loss in the first nine months of 2017. During the first nine months of 2018, Ternium’s net financial interest results totaled a loss of USD79.4 million, compared with a loss of USD60.4 million in the first nine months of 2017, reflecting higher average indebtedness.

Net foreign exchange results included a USD85.2 million negative year-over-year difference mainly related to the effect of the fluctuations of the Argentine and Mexican peso against the US dollar. In the first nine months of 2018, the Argentine peso depreciated 55% against the US dollar compared to 8% in the first nine months of 2017, resulting in a non-cash negative impact in Ternium Argentina’s US dollar financial position (which uses the Argentine peso as its functional currency). This was partially offset by a positive impact of the Mexican peso’s 5% appreciation against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries compared to a 14% appreciation in the first nine months of 2017.

Change in fair value of financial instruments included in net financial results was a USD103.1 million loss in the first nine months of 2018 compared to a USD12.3 million gain in the first nine months of 2017. The loss in the first nine months of 2018 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of USD97.9 million as a result of the application of IAS 29 from 2018.

Equity in results of non-consolidated companies was a gain of USD54.9 million in the first nine months of 2018, compared to a gain of USD52.1 million in the first nine months of 2017 mainly due to better results from Ternium's investment in Techgen.

Income tax expense in the first nine months of 2018 was USD300.3 million, or 20% of income before income tax, compared to an income tax expense of USD198.2 million, or 19% of income before income tax in the first nine months of 2017. The difference is mainly due to the consolidation of Ternium Brasil in 2018 (which started in September 2017), partially offset by the non-cash impact on deferred taxes due to the fluctuation of the Mexican peso against the U.S. dollar (5% appreciation in the first nine months of 2018 compared to a 14% appreciation in the first nine months of 2017).

Net gain attributable to non-controlling interest in the first nine months of 2018 was USD73.4 million, compared to a net gain of USD118.9 million in the first nine months of 2017.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2018 was USD1.2 billion. Working capital increased by USD394.8 million in the first nine months of 2018 as a result of a USD310.6 million increase in inventories and an aggregate USD234.9 million net increase in trade and other receivables, partially offset by an aggregate USD150.7 million increase in accounts payable and other liabilities. The net increase in trade and other receivables in the first nine months of 2018 mainly reflected higher steel prices. The inventory value increase in the first nine months of 2018 was mainly due to net USD108.2 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; USD163.6 million higher volume and price of raw materials, supplies and other; and USD38.9 million net higher steel volume.

Capital expenditures in the first nine months of 2018 were USD344.4 million, USD61.5 million higher than in the first nine months of 2017 mainly due to the consolidation of Ternium Brasil. The main investments carried out during the first nine months of 2018 included those made for new hot-rolling, hot-dipped galvanizing and pre-painting production capacity in the company’s Pesquería industrial center, improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and those made in Peña Colorada’s iron ore operations.

In the first nine months of 2018, Ternium's free cash flow7 was USD847.1 million. Net repayment of borrowings in the first nine months of 2018 reached USD543.0 million. Net dividends paid to shareholders were USD215.9 million and net dividends paid by subsidiaries to non-controlling interest were USD32.0 million. As of September 30, 2018, Ternium’s net debt position8 was USD2.1 billion.

Net cash provided by operating activities in the third quarter 2018 was USD456.5 million. Working capital increased by USD83.2 million in the third quarter 2018 as a result of an USD84.8 million increase in inventories and an aggregate USD26.7 million net decrease in accounts payable and other liabilities, partially offset by an aggregate USD28.3 million decrease in trade and other receivables. The inventory value increase in the third quarter 2018 was mainly due to a net USD99.1 million higher steel volume; and a net USD5.3 million higher value of raw materials and supplies; partially offset by a net USD19.6 million lower costs of slabs, goods in process and finished goods. In the third quarter 2018, Ternium's free cash flow9 was USD340.0 million.

Conference Call and Webcast

Ternium will host a conference call on October 31, 2018, at 9:00 a.m. ET in which management will discuss third quarter 2018 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	Figures for the second quarter 2018 have been adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

[2]	EBITDA in the third quarter 2018 equals operating income of USD689.3 million adjusted to exclude depreciation and amortization of USD142.4 million.

[3]	Consolidated EBITDA divided by steel shipments.

[4]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[5]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

[6]	EBITDA in the first nine months of 2018 equals operating income of USD1.7 billion adjusted to exclude depreciation and amortization of USD443.9 million.

[7]	Free cash flow in the first nine months of 2018 equals net cash provided by operating activities of USD1.2 billion less capital expenditures of USD344.4 million.

[8]	Net debt position at September 30, 2018 equals borrowings of USD2.5 billion less cash and equivalents plus other investments of USD0.5 billion.

[9]	Free cash flow in the third quarter 2018 equals net cash provided by operating activities of USD456.5 million less capital expenditures of USD116.5 million.

Consolidated Income Statement

USD million	3Q 2018	3Q 2017	9M 2018	9M 2017
	(Unaudited)		(Unaudited)
Net sales	2,903.0	2,535.0	8,551.9	6,932.8
Cost of sales	(2,012.6)	(1,972.5)	(6,211.6)	(5,232.1)
Gross profit	890.4	562.6	2,340.3	1,700.7
Selling, general and administrative expenses	(206.0)	(211.2)	(644.4)	(572.6)
Other operating income (expenses), net	4.8	(1.5)	5.1	(21.3)
Operating income	689.3	349.8	1,701.0	1,106.8

Finance expense	(36.7)	(29.2)	(94.5)	(74.7)
Finance income	5.0	5.3	15.1	14.3
Other financial expenses, net	(80.9)	(4.8)	(165.6)	(75.5)
Equity in earnings of non-consolidated companies	22.6	15.5	54.9	52.1
Profit before income tax expense	599.3	336.6	1,511.0	1,023.1
Income tax expense	(75.9)	(103.8)	(300.3)	(198.2)
Profit for the period	523.4	232.7	1,210.8	824.9

Attributable to:
Owners of the parent	488.5	194.9	1,137.4	706.0
Non-controlling interest	34.8	37.8	73.4	118.9
Profit for the period	523.4	232.7	1,210.8	824.9

Consolidated Statement of Financial Position

USD million	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Property, plant and equipment, net	5,594.9	5,349.8
Intangible assets, net	1,006.1	1,092.6
Investments in non-consolidated companies	443.0	478.3
Deferred tax assets	118.2	121.1
Receivables, net	652.4	677.3
Trade receivables, net	5.8	4.8
Derivative financial instruments	1.2	—
Other investments	14.9	3.4
Total non-current assets	7,836.4	7,727.3

Receivables, net	266.4	362.2
Derivative financial instruments	3.4	2.3
Inventories, net	2,670.5	2,550.9
Trade receivables, net	1,257.0	1,006.6
Other investments	61.0	132.7
Cash and cash equivalents	399.1	337.8
Total current assets	4,657.3	4,392.5

Non-current assets classified as held for sale	2.2	2.8

Total assets	12,495.9	12,122.6

Capital and reserves attributable to the owners of the parent	5,939.6	5,010.4
Non-controlling interest	939.1	842.3

Total Equity	6,878.7	5,852.8

Provisions	632.4	768.5
Deferred tax liabilities	530.9	513.4
Other liabilities	378.3	373.0
Trade payables	1.1	2.3
Financial Lease liabilities	66.6	69.0
Borrowings	1,689.6	1,716.3
Total non-current liabilities	3,299.0	3,442.5

Current income tax liabilities	116.6	52.9
Other liabilities	359.0	357.0
Trade payables	957.8	897.7
Derivative financial instruments	18.4	6.0
Financial Lease liabilities	8.7	8.0
Borrowings	857.6	1,505.6
Total current liabilities	2,318.2	2,827.3

Total liabilities	5,617.2	6,269.8

Total equity and liabilities	12,495.9	12,122.6

Consolidated Statement of Cash Flows

USD million	3Q 2018	3Q 2017	9M 2018	9M 2017
	(Unaudited)		(Unaudited)

Profit for the period	523.4	232.7	1,210.8	824.9

Adjustments for:
Depreciation and amortization	142.4	116.3	443.9	321.9
Equity in earnings of non-consolidated companies	(22.6)	(15.5)	(54.9)	(52.1)
Changes in provisions	0.3	0.6	1.3	1.9
Net foreign exchange results and others	(48.7)	9.5	88.0	119.5
Interest accruals less payments	(5.9)	5.9	(13.0)	7.9
Income tax accruals less payments	(49.1)	(7.4)	(89.7)	(317.0)
Changes in working capital	(83.2)	(96.8)	(394.8)	(555.3)

Net cash provided by operating activities	456.5	245.3	1,191.5	351.8

Capital expenditures	(116.5)	(100.4)	(344.4)	(282.9)
Proceeds from the sale of property, plant & equipment	0.2	0.4	0.6	0.7
Acquisition of business
Purchase consideration	—	(1,891.0)	—	(1,891.0)
Cash acquired	—	278.2	—	278.2
Dividends received from non-consolidated companies	—	—	—	0.1
Loans to non-consolidated companies	(24.5)	—	(24.5)	(23.9)
Decrease (Increase) in Other Investments	52.3	(1.3)	58.6	(9.5)

Net cash used in investing activities	(88.5)	(1,714.1)	(309.6)	(1,928.3)

Dividends paid in cash to company's shareholders	—	—	(215.9)	(196.3)
Dividends paid in cash to non-controlling interest	—	—	(32.0)	(30.6)
Financial Lease Payments	(1.2)	—	(5.0)	(1.1)
Proceeds from borrowings	579.2	1,953.9	1,105.2	2,812.2
Repayments of borrowings	(762.9)	(279.0)	(1,648.2)	(806.3)

Net cash (used in) provided by financing activities	(184.9)	1,674.8	(795.9)	1,778.0

Increase in cash and cash equivalents	183.2	206.0	86.0	201.5

	Shipments				Shipments
Thousand tons	3Q 2018	2Q 2018	1Q 2018	3Q 2017	9M 2018	9M 2017

Mexico	1,525.2	1,721.7	1,774.5	1,625.0	5,021.5	5,008.4
Southern Region	546.5	604.2	645.3	666.3	1,796.0	1,810.8
Other Markets	1,071.3	995.8	1,103.0	778.8	3,170.0	1366.5
Total steel segment	3,143.0	3,321.6	3,522.8	3,070.2	9,987.5	8,185.8

Total mining segment	914.5	915.6	929.3	938.3	2,759.3	2,676.3

	Revenue / ton				Revenue /ton
USD/ton	3Q 2018	2Q 2018	1Q 2018	3Q 2017	9M 2018	9M 2017

Mexico	995	963	854	830	934	813
Southern Region	761	650	604	929	667	935
Other Markets	808	781	656	636	747	725
Total steel segment	891	851	746	802	827	825

Total mining segment	73	81	75	90	76	76

	Net Sales				Net Sales
USD million	3Q 2018	2Q 2018	1Q 2018	3Q 2017	9M 2018	9M 2017

Mexico	1,518.4	1,657.4	1,515.4	1,348.6	4,691.1	4,072.6
Southern Region	415.8	393.0	389.8	618.8	1,198.6	1,693.7
Other Markets	865.8	777.3	723.9	495.4	2,367.1	990.2
Total steel products	2,800.0	2,827.7	2,629.1	2,462.8	8,256.8	6,756.4
Other products[1]	102.8	107.9	83.4	72.2	294.2	176.3
Total steel segment	2,902.8	2,935.6	2,712.6	2,535.0	8,551.0	6,932.8

Total mining segment	66.6	73.7	69.7	84.3	210.1	202.4

Total steel and mining segments	2,969.5	3,009.3	2,782.3	2,619.3	8,761.1	7,135.2

Intersegment eliminations	(66.4)	(73.1)	(69.6)	(84.3)	(209.1)	(202.4)

Total net sales	2,903.0	2,936.2	2,712.7	2,535.0	8,551.9	6,932.8
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Consolidated Income Statements adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

USD million	2Q 2018	1Q 2018
	(Unaudited)
Net sales	2,936.2	2,712.7
Cost of sales	(2,143.6)	(2,055.3)
Gross profit	792.5	657.4
Selling, general and administrative expenses	(224.0)	(214.4)
Other operating (expenses) income, net	(5.5)	5.7
Operating income	563.1	448.7

Finance expense	(29.6)	(28.2)
Finance income	5.3	4.8
Other financial expenses, net	(57.2)	(27.4)
Equity in earnings of non-consolidated companies	12.4	20.0
Profit before income tax expense	493.8	417.9
Income tax expense	(189.6)	(34.7)
Profit for the period	304.2	383.2

Attributable to:
Owners of the parent	305.9	342.9
Non-controlling interest	(1.7)	40.3
Profit for the period	304.2	383.2

EBITDA[1]	712.4	600.9

1 EBITDA equals operating income of USD563.1 million in the second quarter 2018 and USD448.7 million in the first quarter 2018, adjusted to exclude depreciation and amortization of USD149.3 million and USD152.2 million, respectively.